# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Merlin, Inc., CIK 0002028707
CUSIP: 590106100
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 129 South Street, Boston, Massachusetts (MA), 02111
Date of event which requires filing of this statement: 03/16/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002031321

## Reporting persons
- Bleichroeder Sponsor 1 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 8,800,833; sole dispositive power 0; shared dispositive power 8,800,833; aggregate amount beneficially owned 8,800,833 (10.4% of the class)
  Comment: Limited liability company
- Andrew Gundlach: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,800,833; sole dispositive power 0; shared dispositive power 8,800,833; aggregate amount beneficially owned 8,800,833 (10.4% of the class)
- Michel Combes: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 8,800,833; sole dispositive power 0; shared dispositive power 8,800,833; aggregate amount beneficially owned 8,800,833 (10.4% of the class)

## Item 1. Issuer
Name of issuer: Merlin, Inc.
Address of issuer's principal executive offices: 129 South Street Boston, MA 02111

## Item 2. Person Filing
Name of person filing:
Bleichroeder Sponsor 1 LLC (the "Sponsor"), Andrew Gundlach, and Michel Combes (collectively, the "Reporting Persons") are filing this Schedule 13G. The Reporting Persons previously filed a Schedule 13D on November 12, 2024 (the "Schedule 13D") with respect to the Class A ordinary shares of the Issuer (which was formerly known as Inflection Point Acquisition Corp. IV or "Inflection Point"). In connection with the closing (the "Closing") of the business combination (the "Business Combination") between the Issuer and Merlin Labs, Inc., immediately prior to the domestication of the Issuer as Delaware corporation, among other things, each of Inflection Point's Class B ordinary shares converted into one Class A ordinary share of Inflection Point as described under the heading "Description of Securities" in Inflection Point's Registration Statement on Form S-1 (File No. 333-280777). Immediately after such conversion, in connection with the domestication of Inflection Point as a Delaware corporation, each Class A ordinary share of Inflection Point converted into one share of the Issuer's common stock (the "Common Stock") on a one-for-one basis. In connection with the Closing of the Business Combination, the 425,000 rights held by the Sponsor, each entitling the holder to receive one-tenth (1/10) of one share upon the closing of the Issuer's initial business combination, converted into 42,500 shares of Common Stock as described under the heading "Description of Securities" in Inflection Point's Registration Statement on Form S-1 (File No. 333-280777).

Upon closing of the Business Combination, Andrew Gundlach resigned from his role as Executive Chairman of the board of directors of the Issuer. As the Reporting Persons no longer have representation on the board of directors of the Issuer and none of them currently has beneficial ownership of more than 20% of the Common Stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and otherwise have not acquired the Common Stock of the Issuer reported herein with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, the Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c) to amend the Schedule 13D with respect to their beneficial ownership and hereafter will comply with the reporting requirements applicable hereto.
Address of principal business office or, if none, residence: The principal business office of each reporting person is 1345 Avenue of the Americas, Floor 47, New York, NY 10105
Citizenship: The Sponsor is a Delaware limited liability company. Mr. Gundlach is a citizen of the United States. Mr. Combes is a citizen of France.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to row 9 of the Cover Page for each Reporting Person. MC Advisory L.L.C-FZ, an entity formed in Dubai (of which Mr. Combes, is the manager), as well as Mr. Gundlach, are the managing members of the Sponsor and hold voting and investment discretion with respect to the Common Stock held of record by the Sponsor. As such, each of Mr. Combes and Mr. Gundlach may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Mr. Combes and Mr. Gundlach disclaims any beneficial ownership of the securities held of record by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Percent of class: See the response to row 11 of the Cover Page for each Reporting Person. MC Advisory L.L.C-FZ, an entity formed in Dubai (of which Mr. Combes, is the manager), as well as Mr. Gundlach, are the managing members of the Sponsor and hold voting and investment discretion with respect to the Common Stock held of record by the Sponsor. As such, each of Mr. Combes and Mr. Gundlach may be deemed to have beneficial ownership of the securities held of record by the Sponsor. Each of Mr. Combes and Mr. Gundlach disclaims any beneficial ownership of the securities held of record by the Sponsor other than to the extent of any pecuniary interest they may have therein, directly or indirectly.
Sole power to vote or to direct the vote: See the response to row 5 of the Cover Page for each Reporting Person.
Shared power to vote or to direct the vote: See the response to row 6 of the Cover Page for each Reporting Person.
Sole power to dispose or to direct the disposition: See the response to row 7 of the Cover Page for each Reporting Person.
Shared power to dispose or to direct the disposition: See the response to row 8 of the Cover Page for each Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Joint Filing Agreement, November 12, 2024, by and among the Reporting Persons.

sec.gov/Archives/edgar/data/2028707/000121390024096093/ea022041701ex99-1_bleich1.htm

## Signatures
- Bleichroeder Sponsor 1 LLC: /s/ Andrew Gundlach, Andrew Gundlach / Managing Member (03/23/2026)
- Andrew Gundlach: /s/ Andrew Gundlach, Andrew Gundlach (03/23/2026)
- Michel Combes: /s/ Michel Combes, Michel Combes (03/23/2026)